168 Putnam Tax Free Health Care attachment
11/30/07

Results of August 30, 2007 shareholder meeting
(Unaudited)


A proposal to approve an agreement and plan of reorganization providing for the transfer of all of the assets of the fund to Putnam Tax Exempt Income Fund in exchange for the issuance and delivery of class A shares of beneficial interest of Putnam Tax Exempt Income Fund and the assumption by Putnam Tax Exempt Income Fund of all the liabilities of the fund, and the distribution of such shares to the shareholders of the fund in complete liquidation of the fund, was approved as follows:

Votes for	Votes against	Abstentions	       Broker non-votes
8,770,933     535,037		123,438			--



All tabulations are rounded to the nearest whole number.